

Mail Stop 7010

December 22, 2006

By U.S. Mail and Facsimile

Mr. Wayne E. Larsen
Vice President Law/Finance & Secretary
Ladish Co., Inc.
5481 S. Packard Avenue
Cudahy, Wisconsin 53110

> **Re: Ladish Co., Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
> **File No. 000-23539**

Dear Mr. Larsen:

      We have reviewed your filings and have the following comments. We have limited our review to your disclosures related to environmental and asbestos matters, disclosure controls and procedures and your section 302 certifications and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 10 – Commitments and Contingencies, page F-20

1.   In your response letter dated April 13, 2005, you indicated that:

"In addition to the supplemental information provided below on the asbestos litigation, Ladish will begin including a quarterly update in the notes to the consolidated financial statements beginning with the Form 10-Q for the first quarter of 2005 and will include in future annual financial statements this disclosure regarding asbestos litigation in the notes to the consolidated financial statements."

However, the disclosures in your Form 10-K for the year ended December 31, 2005 and in your Form 10-Q's for the 2006 interim periods do not appear to reflect the information you agreed to provide. In future filings, please provide a more robust disclosure of your asbestos matters, including the supplemental information and quarterly updates you agreed to provide in your notes to the consolidated financial statements.

2.   In future filings, please disclose the amount you have accrued related to your environmental protection matters as indicated in paragraph 9 of SFAS 5, *Accounting for Contingencies*. Additionally, please disclose the amount or range of reasonably possible additional loss, or state that such an estimate cannot be made as required by paragraph 10 of SFAS 5.

Item 9A – Controls and Procedures

3.   We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the complete full definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). Please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective. This comment also applies to your Form 10-Q for the interim periods ended March 31, 2006, June 30, 2006 and September 30, 2006.

Exhibit 31 – Certifications

4.   We note the following changes or errors related to your certifications required by Exchange Act Rule 13a-14(a):

- in both your Form 10-K and 10-Q's, the beginning of the certification includes the title of the certifying individual, which is not required as the certifying officers are signing personally;

- in your Form 10-K, paragraphs two, three and four have replaced the word "report" with "annual report"; and

- in your Form 10-Q for the interim periods of 2006, paragraphs two and four have replaced the word "report" with "quarterly report."

In future annual and interim filings, please revise your certifications using the exact wording as provided in Item 301(B)(31)(i) of Regulation S-K.

* * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief